For period ending (a) December 31, 1998
File Number (c) 811-5123



                          SUB-ITEM 77J


     Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certifies Public Accountants' Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to decrease both undistributed net investment income and paid-in capital by $376,747 and $1.911,359, respectively and decrease accumulated net realized loss on investments by $2,288,106. This was primarily the result of net foreign currency losses and an overdistribution of taxable income for the year ended December 31, 1998. Net investment income, net realized gains and net assets were not affected by this change.